Exhibit 99.1

FIRST QUARTER 2026 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2026 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2026 Report to Shareholders and Supplementary Financial Information are available at rbc.com/investorrelations and on sedarplus.com.

Net income $5.8 Billion Up 13% YoY	Diluted EPS[1] $4.03 Up 14% YoY	Total PCL[1] $1.1 Billion PCL on loans ratio[1] up 2 bps[1] QoQ	ROE[1] 17.6% Up 80 bps YoY	CET1 ratio[1] 13.7% Above regulatory requirements

Adjusted net income[2] $5.9 Billion Up 12% YoY	Adjusted diluted EPS[2] $4.08 Up 13% YoY	Total ACL[1] $7.8 Billion ACL on loans ratio[1] up 2 bps QoQ	Adjusted ROE[2] 17.8% Up 60 bps YoY	LCR[1] 124% Down from 127% last quarter

TORONTO, February 26, 2026 — Royal Bank of Canada3 (RY on TSX and NYSE) today reported record net income of $5.8 billion for the quarter ended January 31, 2026, up $654 million or 13% from the prior year. Diluted EPS was $4.03, up 14% over the same period, reflecting higher results in Wealth Management, Personal Banking, Commercial Banking and Capital Markets, partially offset by lower results in Insurance. Adjusted net income2 and adjusted diluted EPS2 of $5.9 billion and $4.08 were up 12% and 13%, respectively, from the prior year.

“RBC entered the 2026 fiscal year in a position of strength across our diversified business model and the core global markets where we operate. We carried this momentum into our first quarter, reporting record results underpinned by strong earnings growth, our robust balance sheet and capital position, and a premium ROE that continues to deliver value for our shareholders.

Our record performance is a direct reflection of our world-class client franchises and Team RBC’s commitment to delivering exceptional service, advice and insights at scale. In an increasingly complex world, we are focused on bringing the full power of RBC’s global capabilities to support our clients and meet their evolving needs.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Record pre-provision, pre-tax earnings2 of $8.5 billion were up $1.0 billion or 14% from last year, mainly due to higher net interest income reflecting average volume growth in Personal Banking and Commercial Banking and higher spreads in Personal Banking. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales and higher revenue in Capital Markets driven by strength in Global Markets also contributed to the increase. These factors were partially offset by higher variable compensation commensurate with increased results and higher staff costs.

Our consolidated results reflect an increase in total PCL of $40 million from a year ago, mainly reflecting higher provisions in Capital Markets and Personal Banking, partly offset by lower provisions in Wealth Management and Commercial Banking. The PCL on loans ratio of 41 bps decreased 1 bp from the prior year. The PCL on impaired loans ratio1 was 40 bps up 1 bp, while the PCL on performing loans ratio1 was 1 bp, down 2 bps. Record income before income taxes of $7.4 billion was up $1.0 billion or 15% from last year.

Compared to last quarter, net income was up 6% reflecting growth across each of our business segments. Adjusted net income2 was up 6% over the same period. Pre-provision, pre-tax earnings2 were up $0.7 billion or 8% as higher revenues more than offset expense growth. The PCL on loans ratio of 41 bps increased 2 bps from the prior quarter. The PCL on impaired loans ratio was 40 bps, up 2 bps from the prior quarter, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking, while the PCL on performing loans ratio was 1 bp, remaining flat from the prior quarter.

Our capital position remains robust, with a CET1 ratio1 of 13.7%, supporting solid volume growth and $3.3 billion of capital returned to our shareholders, including $1.0 billion of share buybacks and $2.3 billion of common share dividends.

[1]

See the Glossary section of our interim Management’s Discussion and Analysis dated February 25, 2026, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

[2]	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.
[3]	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.

	Reported:		Adjusted[4]:
Q1 2026	• Net income of $5,785 million	h 13%	• Net income of $5,861 million	h 12%
Compared to	• Diluted EPS of $4.03	h 14%	• Diluted EPS of $4.08	h 13%
Q1 2025	• ROE of 17.6%	h 80 bps	• ROE of 17.8%	h 60 bps
	• CET1 ratio[5] of 13.7%	h 50 bps

Q1 2026	• Net income of $5,785 million	h 6%	• Net income of $5,861 million	h 6%
Compared to	• Diluted EPS of $4.03	h 7%	• Diluted EPS of $4.08	h 6%
Q4 2025	• ROE of 17.6%	h 80 bps	• ROE of 17.8%	h 60 bps
	• CET1 ratio[5] of 13.7%	h 20 bps

Personal Banking

Net income of $1,962 million increased $284 million or 17% from a year ago, largely driven by higher net interest income reflecting higher spreads and average volume growth of 2%, including 4% in loans, in Personal Banking – Canada. Higher non-interest income driven by higher fee-based client assets reflecting market appreciation and net sales also contributed to the increase. Net interest margin (NIM) was up 14 bps, mainly due to favourable changes in product mix.

Compared to last quarter, net income increased $75 million or 4%, primarily driven by higher net interest income reflecting average volume growth of 1% in loans and higher spreads in Personal Banking – Canada, as well as lower non-interest expenses. NIM was up 2 bps, mainly due to a favourable shift in deposit mix.

Commercial Banking

Net income of $863 million increased $86 million or 11% from a year ago, primarily driven by higher net interest income, reflecting average volume growth of 5% in deposits and 4% in loans, and lower PCL, mainly due to lower provisions on impaired loans in a few sectors.

Compared to last quarter, net income increased $53 million or 7%, primarily due to lower PCL.

Wealth Management

Net income of $1,295 million increased $315 million or 32% from a year ago, primarily due to higher fee-based client assets reflecting market appreciation and net sales.

Compared to last quarter, net income increased $11 million or 1%, mainly reflecting revenue growth driven by higher fee-based client assets, net interest income and performance fees. This was largely offset by higher expenses, primarily reflecting higher staff costs, including seasonally higher compensation, and the impact of favourable tax adjustments in the prior quarter.

Insurance

Net income of $213 million decreased $59 million or 22% from a year ago, primarily due to lower insurance service result driven by the impact of reinsurance contract recaptures in the prior year.

Compared to last quarter, net income increased $115 million or 117%, primarily due to higher insurance service result, as the prior quarter included the impact of unfavourable annual actuarial assumption updates and an adjustment related to reinsurance contract recaptures.

Capital Markets

Net income of $1,478 million increased $46 million or 3% from a year ago, mainly due to higher revenue in Global Markets, partially offset by higher PCL.

Compared to last quarter, net income increased $47 million or 3%, largely due to higher revenue in Global Markets driven by higher equity trading revenue across most regions and higher fixed income trading revenue across all regions. This was partially offset by higher compensation on increased results and higher PCL.

[4]	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.
[5]

See the Glossary section of our interim Management’s Discussion and Analysis dated February 25, 2026, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Corporate Support

Net loss was $26 million for the current quarter, primarily due to residual unallocated costs, partially offset by asset/liability management activities.

Net loss was $76 million in the prior quarter, primarily due to residual unallocated costs, partially offset by asset/liability management activities.

Net loss was $8 million in the same quarter last year.

Capital, Liquidity and Credit Quality

Capital – As at January 31, 2026, our CET1 ratio6 of 13.7% was up 20 bps from last quarter, reflecting net internal capital generation, regulatory and model updates, as well as a favourable impact from fair value OCI adjustments, partially offset by business-driven RWA growth and share repurchases.

Liquidity – For the quarter ended January 31, 2026, the average LCR6 was 124%, which translates into a surplus of approximately $91 billion, compared to 127% and a surplus of approximately $97 billion in the prior quarter. Average LCR6 decreased from the prior quarter, primarily due to growth in securities and loans, partially offset by an increase in deposits and funding.

NSFR6 as at January 31, 2026 was 111%, which translates into a surplus of approximately $113 billion, compared to 112% and a surplus of approximately $127 billion in the prior quarter. NSFR6 decreased compared to the previous quarter, primarily due to loan growth.

Credit Quality

Q1 2026 vs. Q1 2025

Total PCL of $1,090 million increased $40 million or 4% from a year ago, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Wealth Management and Commercial Banking. The PCL on loans ratio of 41 bps decreased 1 bp. The PCL on impaired loans ratio of 40 bps increased 1 bp.

PCL on performing loans of $28 million decreased $40 million or 59%, largely due to lower unfavourable changes in credit quality and favourable changes to our macroeconomic forecast. This was partially offset by migration to impaired in Capital Markets in the same quarter last year.

PCL on impaired loans of $1,068 million increased $83 million or 8%, primarily due to higher provisions in Personal Banking and Capital Markets, partially offset by lower provisions in Commercial Banking.

Q1 2026 vs. Q4 2025

Total PCL increased $83 million or 8% from last quarter, primarily reflecting higher provisions in Capital Markets, partially offset by lower provisions in Commercial Banking. The PCL on loans ratio increased 2 bps. The PCL on impaired loans ratio increased 2 bps.

PCL on performing loans increased $14 million, primarily due to lower favourable changes to our macroeconomic forecast, partially offset by lower unfavourable changes in credit quality.

PCL on impaired loans increased $84 million or 9%, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking.

[6]

See the Glossary section of our interim Management’s Discussion and Analysis dated February 25, 2026, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures and ratios we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings (PPPT) to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. PPPT may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses. The following table provides a reconciliation of our reported results to PPPT and illustrates the calculation of PPPT presented:

	For the three months ended
(Millions of Canadian dollars)	January 31 2026	October 31 2025	January 31 2025
Net income	$5,785	$5,434	$5,131
Add: Income taxes	1,622	1,394	1,302
Add: PCL	1,090	1,007	1,050
Pre-provision, pre-tax earnings	$8,497	$7,835	$7,483

Adjusted results and ratios

We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.

Our results for the three months ended January 31, 2025 were adjusted for the following specified item:

•	HSBC Bank Canada (HSBC Canada) transaction and integration costs.

Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP measures or ratios.

Consolidated results, reported and adjusted
	As at or for the three months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2026	October 31 2025	January 31 2025
Total revenue	$17,960	$17,209	$16,739
PCL	1,090	1,007	1,050
Non-interest expense	9,463	9,374	9,256
Income before income taxes	7,407	6,828	6,433
Income taxes	1,622	1,394	1,302
Net income	$5,785	$5,434	$5,131
Net income available to common shareholders	$5,643	$5,293	$5,011
Average number of common shares (thousands)	1,398,580	1,403,782	1,413,937
Basic earnings per share (in dollars)	$4.03	$3.77	$3.54
Average number of diluted common shares (thousands)	1,401,884	1,406,696	1,416,502
Diluted earnings per share (in dollars)	$4.03	$3.76	$3.54
ROE	17.6%	16.8%	16.8%
Effective income tax rate	21.9%	20.4%	20.2%
Total adjusting items impacting net income (before-tax)	$102	$153	$165
Specified item: HSBC Canada transaction and integration costs (1)	-	-	12
Amortization of acquisition-related intangibles (2)	102	153	153
Total income taxes for adjusting items impacting net income	$26	$33	$42
Specified item: HSBC Canada transaction and integration costs (1)	-	-	6
Amortization of acquisition-related intangibles (2)	26	33	36
Adjusted results (3)
Income before income taxes - adjusted	$7,509	$6,981	$6,598
Income taxes - adjusted	1,648	1,427	1,344
Net income - adjusted	5,861	5,554	5,254
Net income available to common shareholders - adjusted	5,719	5,413	5,134
Average number of common shares (thousands)	1,398,580	1,403,782	1,413,937
Basic earnings per share (in dollars) - adjusted (3)	$4.09	$3.86	$3.63
Average number of diluted common shares (thousands)	1,401,884	1,406,696	1,416,502
Diluted earnings per share (in dollars) - adjusted (3)	$4.08	$3.85	$3.62
ROE - adjusted (3)	17.8%	17.2%	17.2%
Effective income tax rate - adjusted (3)	21.9%	20.4%	20.4%

(1)	These amounts have been recognized in Corporate Support.
(2)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(3)

See the Glossary section of our interim Management’s Discussion and Analysis dated February 25, 2026, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q1 2026 Report to Shareholders.

Caution Regarding Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States’ Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social (E&S) risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI (GenAI), and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report and the Risk management section of our Q1 2026 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2025 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2026 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q1 2026 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for February 26, 2026 at 8:30 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (647-557-5257 or 866-440-2170, passcode 2559316#). Please call between 8:20 a.m. and 8:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from February 26, 2026 until May 27, 2026 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (647-362-9199 or 800-770-2030, passcode 2559316#).

Media Relations Contacts

Gillian McArdle, Vice President, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Tracy Tong, Director, Financial Communications, tracy.tong@rbc.com, 437-655-1915

Investor Relations Contact

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 101,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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